Kimberly J. Decker, Esquire

Direct Dial Number: 717-399-1506

E-mail: kdecker@barley.com

July 19, 2013

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:                         Riverview Financial Corporation

Registration Statement on Form S-4

Filed April 29, 2013

File No. 333-188193

Dear Mr. Windsor:

The purpose of this letter is to respond to your letter dated May 23, 2013 addressed to Messrs. Robert M. Garst, Chief Executive Officer of Riverview Financial Corporation (“Riverview”), and Mark F. Ketch, President and Chief Executive Officer of Union Bancorp, Inc. (“Union”), related to the Registration Statement on Form S-4 of Riverview and Union referenced above.  To assist you in reviewing our response, we will precede each response below with the text of the comment set forth in your letter of May 23, 2013.

Form S-4

General

1.            Comment:  Please revise to disclose when Newco was formed and how it was capitalized when it was formed. Also, provide financial information for Newco. To the extent Newco’s operations to date have been limited such that disclosing its financial information would not be meaningful, revise to state that fact, if true.

Response:  We feel it is important to the SEC’s understanding of the nature and structure of this transaction that we provide some additional background information on why a consolidation was chosen as the structure for this transaction, the basis of the exchange ratios and the mechanics of a consolidation under Pennsylvania corporate law.

Riverview originally contemplated structuring the transaction as a typical merger wherein Riverview would acquire Union for a set exchange ratio of Union shares for Riverview

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shares.  However, after further consideration, Riverview believed that structuring the merger as a consolidation would allow the transaction to be presented as a “merger of equals” to Union shareholders, enable Union to provide input on the combined company’s Articles and Bylaws (which does not happen in a typical merger transaction) and would not otherwise negatively impact shareholder perception of the transaction or provide negative tax or accounting consequences to either party.

Although the transaction is technically structured as a consolidation, from a legal perspective, which requires use of a newco, in all practical ways, the transaction is not distinguishable from a merger, and  Riverview will be acquiring Union, including for accounting purposes:

*  Riverview shareholders will own a greater proportion of the combined company’s outstanding shares (and there was no change in the exchange ratio that resulted from using a consolidation as the structure as compared to a merger, i.e. the exchange ratio for Riverview shareholders is 1:1);

*  Riverview will have a greater number of representatives on the combined company’s board of directors;

*  Riverview’s executive officers will be the executive officers of the combined company; and

*  The respective shareholders of Riverview and Union end up in exactly the same place they would have had the transaction been structured as a merger with Riverview surviving because the exchange ratio for Riverview shareholders is 1:1.

In order for Riverview to accomplish the transaction as a consolidation instead of a merger, a newco is required, and we have been referring to this entity as “Newco”.    Please note that Newco has not yet been formed; unlike some other states (in which the newco is formed in advance of closing and the constituent entities are combined into the existing newco), Pennsylvania corporate law does not require formation of the newco in advance of closing.  Thus, in this transaction, Newco will begin its existence upon, and solely as a result of, the effectiveness of Articles of Merger (box checked for “consolidation”) that will be filed upon closing of the proposed transaction under applicable Pennsylvania law. Pennsylvania corporate law provides that the continuing entity in a consolidation may be formed at the effective time of the consolidation.  Specifically, pursuant to Section 1921(a) and 1929(b) of the Pennsylvania Business Corporation Law of 1988, as amended, Newco will be a new corporation that will be formed upon the effective date, and as a result of, the consolidation of Riverview and Union.

July 19, 2013

The text of the relevant portions of the Pennsylvania statutes referred to above is as follows (Italics added):

Section 1921(a) - “Domestic surviving or new corporation.––Any two or more domestic business corporations…may, in the manner provided in this subchapter, be…consolidated into a new corporation to be formed under this subpart...”

Section 1929(a) - “Single surviving or new corporation.––Upon the merger or consolidation becoming effective, the several corporations parties to the merger or consolidation shall be a single corporation which...in the case of a consolidation, shall be the new corporation provided for in the plan of consolidation. The separate existence of all corporations parties to the merger or consolidation shall cease, except that of the surviving corporation, in the case of a merger. The surviving or new corporation, as the case may be, if it is a domestic business corporation, shall not thereby acquire authority to engage in any business or exercise any right that a corporation may not be incorporated under this subpart to engage in or exercise.”

As a result of the foregoing, we are unable to disclose information about Newco’s formation or capitalization, other than the proposed Articles and Bylaws of Newco that have been provided as an exhibit to the proxy statement/prospectus and the pro forma financial information for the combined entity upon closing.  No other financial information is able to be provided for Newco, at this time.  Thus, Newco will only be relevant to the parties’ shareholders if the consolidation is consummated.  In the S-4, we have made additional, clarifying disclosures regarding the status of Newco as an unformed entity in our letter to shareholders, the first question in the section titled, “Questions And Answers About The Consolidation And The Shareholder Meetings” and in the “Summary” section under the subheading “Union and Riverview Will Consolidate”.

2.            Comment:  It appears that Riverview does not meet the requirements of Industry Guide 3.3.c for including only two years of the information required by the Industry Guide. Please revise throughout the document to present the information of all periods required by Industry Guide 3.3.a and b.

Response:  Riverview has revised its Industry Guide 3 disclosures to include the required number of years of information as required by the instructions to Industry Guide 3.

July 19, 2013

3.            Comment:  Please include disclosures for both Riverview and Union of the underwriting policies and procedures for each loan category and of a description of the risks underlying each loan category. Refer to ASC 310-10, as applicable.

Response:  We have included disclosures for both Riverview and Union of the underwriting policies and procedures for each loan category as well as a description of the risks underlying each loan category.  For Riverview’s additional disclosures, see the heading “Lending Activities”, beginning on page 126 of the S-4, as amended.  For Union’s additional disclosures, see the new disclosure beginning on page 173 of the S-4, as amended.

Unaudited Pro Forma Combined Consolidated Financial Information, page 23

4.            Comment:  We note the discussion here and throughout the document that the shareholders of both Riverview Financial Corporation and Union Bancorp, Inc. are being asked to exchange their respective outstanding shares in each of those entities for newly issued shares of Newco and that Newco will be named Riverview Financial Corporation after the exchange. We also note that, in preparing these financial statements, you value the shares to be issued to Union Bancorp, Inc. shareholders based on the pro forma combined tangible book value of Newco at December 31, 2012. Because Riverview Financial Corporation shareholders are also exchanging their shares for shares in Newco, it is not clear to us why you have not similarly valued the shares in Newco that they will receive in the exchange. Please revise here and throughout the document to clarify this apparent inconsistency.

Response:  As discussed in our response to Comment #1 above, although the form of the transaction is a consolidation, the substance of the transaction, including for accounting purposes, is that Riverview is acquiring Union.  The exchange ratio of the transaction was calculated by comparison of Union’s tangible book value to Riverview’s - not Newco’s, which is why the exchange ratio for Riverview shareholders is 1:1 (this preserves for the Riverview shareholders, and was intended to result in their having, the same ownership position in Newco as they would have had in Riverview in a merger scenario).  We have further revised the “Accounting Treatment” section of the S-4 to clarify that Riverview is the acquirer.  As a result of the foregoing, we do not believe it is appropriate to value the Riverview shares in the same way that Union’s shares are valued.

5.            Comment:  Please revise the footnotes to these financial statements to set forth each pro forma adjustment in a self-balancing format that provides a reader enough information to easily recalculate the adjustment and to easily trace it into the pro forma financial statements. Also, please ensure that your revisions separately set forth the adjustments for each company.

July 19, 2013

Response:  We have provided the requested information in the footnotes to the financial statements.

Risk Factors, page 30

The shares of Newco common stock to be received by Riverview…, page 33

6.            Comment:  Revise this risk factor to discuss all material changes in shareholder rights that might present a risk to the shareholders of either company. For instance, we note that Newco does not have preemptive rights.

Response:  We have revised the risk factor to discuss all material changes in shareholder rights that might present a risk to the shareholders of either company.  Our revised disclosure can be found on pages 34-35 of the S-4, as amended.

Newco does not expect to remain a “reporting company” for any significant period of time after the consolidation…, page 35

7.            Comment:  Please confirm that you will continue to report at least through the filing of the 10-K for the current fiscal year, as required by Section 15(d) for registrants who had a 1933 Act registration statement declared effective.

Response:  Yes, Newco will continue to report at least through the filing of the 10-K for the current fiscal year, as required by Section 15(d).

The Consolidation, page 37

8.            Comment:  Please provide us with copies of any reports, presentations or other materials transmitted by respective financial advisors to the Board of Directors of each of the two companies relating to this proposed transaction.

Response:  Separately, we have provided to the Staff, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended, copies of all materials that were prepared by the respective financial advisers to, and provided to the Board of Directors of, each of the parties.  In accordance with such rules, we have requested that such materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, we have also requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.  These materials are being submitted for the information of the Commission only and not as part of the filing; we would request that these materials be used by the Staff only for the purpose of its review of the filing.

July 19, 2013

9.            Comment:  On page 56, you indicate that Riverview was provided with earnings estimates by Union’s management. To the extent that the earnings estimates, or any other information provided by Union to Riverview or its representatives, or by Riverview to Union or its representatives, represents material nonpublic information, revise the registration statement to disclose that information.

Response:  We have revised a portion of this disclosure, which can now be found on page 60 of the S-4, as amended.  Riverview’s financial advisor relied, with respect to Union, on Union’s actual core year to date operating results as of December 31, 2012, and for Riverview, Riverview’s financial advisor relied on Riverview’s actual results as of December 31, 2012 and reviewed an internal 2013 budget that Riverview provided to its financial advisor (but not to Union).  Although Riverview’s financial advisor reviewed Riverview’s internal 2013 budget for due diligence purposes, it did not rely on such budget in rendering its opinion.  Thus, Riverview did not receive any earnings estimates from Union, nor did Union receive any earnings estimates from Riverview.

Background of the Consolidation, page 37

Riverview, page 37

10.    Comment:  Please revise your disclosure to disclose any differences, including differences in the proposed merger consideration or other material changes to the terms of the initial and revised term sheet.

Response:  We have revised our disclosure to indicate that the second term sheet provided by Riverview to Union offered Union an additional seat on the combined company’s board of directors and also increased the exchange ratio offered from 1.82 to 1.95.  See page 41 of the S-4 as amended.  See also pages 43 and 44 of the S-4, as amended.

Union, page 38

11.    Comment:  Please tell us the basis for the Union Board’s conclusion that the offer from Riverview was “superior” to the other proposal and “in the best interests of Union.” To the extent that the merger consideration per share was not financially greater, please expand your disclosure to explain the basis for the conclusion by the Union Board.

Response:  We have revised the S-4 to include additional disclosure explaining the basis for the determination by the Union Board that the consideration per share offered by Riverview and the second institution was comparable, from an economic perspective.  Please see pages 43, 44 and 65 of the S-4, as amended.  This additional disclosure, coupled with the additional disclosure included in response to Comment 10, and considered in the context of the discussion contained in the sections titled Background of the Consolidation – Union and Union’s Reasons for the

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Consolidation, indicate the basis upon which Union’s Board concluded that the offer from Riverview was superior to the other proposal and in the best interests of Union.

Riverview’s Reasons for the Consolidation, page 41

12.    Comment:  Revise this section to disclose whether the Board of Riverview, in determining to recommend shareholders approve the consolidation, was aware of and considered the Memorandum of Understanding between Union and both the FDIC and Pennsylvania Department of Banking and Securities.

Response:  We have revised this section to indicate that the Board of Riverview, in determining to recommend shareholders approve the consolidation, was aware of and considered the Memorandum of Understanding between Union and both the FDIC and Pennsylvania Department of Banking and Securities.  See page 46 of the S-4, as amended.

13.    Comment:  Revise this section to note whether Riverview’s board considered the fact that Riverview was contributing 72% of the assets, and 69% of the tangible common equity but will only receive 63.5% of the common equity.

Response:  We have revised this section to indicate that the Board of Riverview, in determining to recommend shareholders approve the consolidation, considered the fact that Riverview was contributing 72% of the assets, and 69% of the tangible common equity but will only receive 63.5% of the common equity.  See page 46 of the S-4, as amended.

Board of Directors and Management of Newco Following Completion of the Consolidation, page 69

14.    Comment:  Revise this section to clarify if the Board of Newco will include nominees who are not currently members of either the Riverview or Union Board.

Response:  We have revised this section to clarify that the initial Board of Newco is not expected to include nominees who are not currently members of either the Riverview or Union Board.  However, in this regard we note the recent death of a Riverview board member, Mr. James Lebo.  Riverview will designate Mr. Lebo’s successor to the Riverview Board of directors, and we anticipate that that individual will be a Riverview designee to the Board of Newco along with the other current Riverview board members.  Riverview has not yet identified Mr. Lebo’s successor.

July 19, 2013

Certain Material Federal Income Tax Consequences, page 87

15.    Comment:  Consistent with Staff Legal Bulletin 19, please delete from the third full paragraph on page 88 your assumption that the consolidation will be treated as a reorganization under the Internal Revenue Code and state that counsel has opined that the consolidation should be treated as a reorganization under the Internal Revenue Code.

Response:  We have made the requested deletion from the third full paragraph on page 88 (now page 92).

Supervision and Regulation, page 89

16.    Comment:  Please confirm that your description of the actions that Union Bank has agreed to take as a result of the Memorandum of Understanding discusses all material actions that Union’s management and Board believe are necessary in order to meet the requirements of the MOU. Also, please indicate if the management of Union and Riverview believe that the combined entity would have to take any material actions as a result of the MOU.

Response:  We confirm that the existing description in the S-4 of the actions that Union Bank has agreed to take as a result of the Memorandum of Understanding discusses all material actions that Union’s management and Board believe are necessary in order to meet the requirements of the MOU.  Management of Union and Riverview believe that the MOU will not be applicable to the combined entity.  Even if the MOU would be applicable to the combined entity, Management of Union and Riverview do not believe that the combined entity would have to take any material actions as a result of the MOU.

Comparison of Shareholder’s Rights, page 149

17.    Comment:  We note your qualification of the disclosure in this section by reference to Pennsylvania law and the relevant articles of incorporation and bylaws. The disclosure in this section must be complete in that it must disclose all material differences between the rights of Union or Riverview and those of Newco. Revise this section and the third paragraph so that the summary is complete and to remove the implication that you have not discussed a material difference in shareholder rights.

Response:  We have removed the disclosure qualification, and this section now indicates that “The following discussion summarizes all material differences in the rights of shareholders of Union, Riverview and Newco, but is not intended to be a complete statement of all differences or a complete description of the specific provisions referred to therein.”

July 19, 2013

Riverview Financial Statements, page 159

18.    Comment:  Please revise to specifically label each financial statement as those of Riverview Financial Corporation.

Response:  We have made the requested revision.

Union Bancorp Financial Statements, page 213

19.    Comment:  Please revise to specifically label each financial statement as those of Union Bancorp, Inc.

Response:  We have made the requested revision.

Exhibit 5.1 Legal Opinion

20.    Comment:  Counsel assumes, in granting its opinion that the shares of Newco will be issued in strict accordance with the statutory laws of the United States and Pennsylvania. Similarly, we note that counsel assumes that all current shares of Riverview and Union were validly issued, fully paid and non-assessable. While the it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion required by Item 601(b)(5) of Regulation S-K, it is not appropriate to assume legal conclusions, particularly legal conclusions necessary to the required opinions. Please provide a revised opinion that does not rely upon legal conclusions. Please further refer to Staff Legal Bulletin 19 for more information.

Response:  We have deleted the assumption that all current shares of Riverview and Union were validly issued, fully paid and non-assessable, as this assumption is not required to render the opinions included in Exhibit 5.1.

Sincerely,

/s/ Kimberly J. Decker

Kimberly J. Decker

KJD/jlh:3953270